Exhibit 10.35

SEVERANCE AGREEMENT

THIS SEVERANCE AGREEMENT (“Severance Agreement”), made and entered into as of this 17th day of February, 2009 by and between FEDERAL REALTY INVESTMENT TRUST, a Maryland real estate investment trust (“Employer”), and ANDREW P. BLOCHER (“Employee”).

WHEREAS, Employee currently serves as Employer’s Senior Vice President-Chief Financial Officer and Treasurer. The Employer and the Employee wish to set forth the terms of a severance agreement for Employee;

NOW THEREFORE, in consideration of the foregoing, of the mutual promises herein contained and of other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Termination Without Cause. In the event that Employee’s employment with Employer is terminated under any of the circumstances in Sections 1(a) or 1(b) that constitute a Separation from Service (as defined herein), Employee will be deemed to have been Terminated Without Cause and shall receive payments and benefits as described in this Section 1:

(a)	by Employer other than with Cause (as “Cause” is defined in Section 3, hereof);

(b)	by Employee for “Good Reason” within six (6) months following the occurrence of one or more of the following events which has continued uncured for a period of not less than thirty (30) days following written notice given by Employee to the Employer within ninety (90) days after such event occurs, unless in any case Employee specifically agrees in writing that such event shall not be Good Reason:

(i)	the nature of Employee’s duties or the scope of Employee’s responsibilities or authority as of the date first written above are materially modified by Employer without Employee’s written consent where such material modification constitutes an actual or constructive demotion of Employee; provided, however, that a change in the position(s) to whom Employee reports shall not by itself constitute a material modification of Employee’s responsibilities; provided, further, that if Employee voluntarily becomes an employee of an affiliate of the Employer in connection with a Spin-off (as defined in Section 14) of that affiliate, the nature of Employee’s duties and the scope of responsibilities and authority referred to above in this paragraph (i) shall mean those as in effect as of the first day of employment with the affiliate following the Spin-off and not those in effect with the Employer as of the date first written above;

(ii)	Employer changes the location of its principal office to outside a fifty (50) mile radius of the office where the Employee is headquartered; and

(iii)	Employer’s setting of Employee’s base salary for any year at an amount which is less than ninety percent (90%) of the greater of (A) Employee’s base salary for 2009, or (B) Employee’s highest base salary during the three (3) then most recent calendar years (including the year of termination), regardless of whether such salary reduction occurs in one year or over the course of years.

(c)	Decision by Employer to Terminate Without Cause. Employer’s decision to terminate Employee’s employment Without Cause shall be made by the Board of Trustees.

(d)

Severance Payment Upon Termination Without Cause. In the event of Termination Without Cause, Employee will receive as severance pay an amount in cash equal to one (1) year’s salary which amount shall be paid as soon as possible and in any event, within two and one-half (2 1/2) months following the end of the year in which the Termination

Date occurs. For the purpose of calculating amounts payable pursuant to this Section 1(d), “salary” shall be an amount equal to (i) the greater of (A) Employee’s highest annual base salary paid during the previous three (3) years or (B) Employee’s annual base salary in the year of termination, plus (ii) the greatest annual aggregate amount of any annual bonus paid to Employee in respect of any of the three (3) fiscal years immediately preceding such termination. For purposes of the preceding sentence: (i) the term “salary” shall not include any cash or equity-based incentive award intended to be a long-term incentive award, including awards made pursuant to Employer’s Amended and Restated 2003 Long-Term Incentive Award Program; (ii) an annual bonus paid in the form of stock will be considered to have been paid in respect of a particular year if (A) in the case of a bonus paid under Employer’s annual Incentive Bonus Plan in effect for the applicable year (as the same may be amended from time or time, or any successor plan, the “Bonus Plan”), the stock bonus was awarded in respect of that year, even if it did not vest in that year, or (B) in the case of any other stock bonus, the shares vested in that year (other than as a result of the Termination Without Cause); (iii) a stock bonus will be valued (A) in the case of a bonus paid under the Bonus Plan, at a figure equal to the number of shares awarded, multiplied by the per-share value (closing price) on the date on which the bonus was approved by the Compensation Committee of Employer’s Board of Trustees, and (B) in the case of any other stock bonus, at a figure equal to the number of shares that vested, multiplied by the per-share value (closing price) on the date on which they vested; and (iv) notwithstanding the valuation provisions in clause (iii) above, if Employee elected to receive all or any portion of an annual bonus in the form of stock rather than cash, the maximum amount to be included as bonus in the computation of “salary” for that year shall be the amount of cash bonus otherwise payable without taking into account any additional stock granted in consideration for delayed vesting. Payment also will be made for vacation time that has accrued, but is unused as of the date of termination, with payment to be made within 60 days after the Employee’s Termination Date.

(e)	Benefits. In the event of Termination Without Cause, Employee shall receive “Full Benefits” for nine (9) months. Employer shall have satisfied its obligation to provide Full Benefits to Employee if it (i) pays premiums due in connection with COBRA continuation coverage to continue Employee’s medical and dental insurance coverage at not less than the levels of coverage immediately prior to termination of Employee’s employment; (ii) maintains at not less than Employee’s highest levels of coverage prior to Termination Without Cause individual life insurance policies and accidental death and dismemberment policies for the benefit of Employee and pays the annual premiums associated therewith; (iii) to the extent that Employer maintained a long-term disability policy that provided coverage to Employee in excess of the coverage provided under Employer’s group long-term disability policy, maintains at not less than Employee’s highest levels of coverage prior to Termination Without Cause an individual long-term disability policy for the benefit of Employee and pays the annual premiums associated therewith, subject to the limitations of the policy; and (iv) pays the annual premiums associated with Employee’s continued participation, at not less than Employee’s highest levels of coverage prior to Termination Without Cause, under Employer’s group long-term disability policy for a period of one (1) year following Termination Without Cause, subject to the limitations of the policy. Notwithstanding the foregoing, Employee shall be required to pay the premiums and any other costs of such Full Benefits in the same dollar amount that Employee was required to pay for such costs immediately prior to Termination Without Cause.

(f)

Stock Options. Notwithstanding any agreement to the contrary, in the event of any Termination Without Cause, the vesting of options to purchase shares of Employer’s common stock granted to Employee and outstanding as of the date of Employee’s termination and scheduled to vest during the twelve (12) months thereafter shall be accelerated such that all such options will be vested as of the date of Employee’s termination of employment with Employer. The terms of the stock option agreements shall determine the period during which any vested options may be exercisable.

(g)	Outplacement Services. In the event of Termination Without Cause, Employer shall make available at Employer’s expense to Employee at Employee’s option the services of an employment search/outplacement agency selected by Employer for a period not to exceed six (6) months from the date of Employee’s termination, subject to any limitations and restrictions that are required to exempt such outplacement services from Code Section 409A.

(h)	Provision of Telephone/Secretary. In the event of Termination Without Cause, Employer shall provide Employee for a period not to exceed six (6) months from Employee’s date of termination with a telephone number assigned to Employee at Employer’s offices, telephone mail and a secretary to answer the telephone. Such benefits shall not include an office or physical access to Employer’s offices and will cease upon commencement by Employee of employment with another employer.

(i)	Notice. If Employee terminates his or her employment pursuant to Section 1(b) hereof and (i) Employee is not an executive officer of Employer, Employee shall give sixty (60) days’ written notice to Employer of such termination, or (ii) if Employee is an executive officer of Employer, Employee shall give ninety (90) days’ written notice to Employer of such termination.

(j)	Notwithstanding the foregoing provisions of this Severance Agreement, it shall not be considered a Termination Without Cause in the event that the Employee voluntarily becomes an employee of an affiliate of the Employer in connection with a Spin-off of that affiliate if the Employer has assigned this Severance Agreement to the affiliate as contemplated in Section 14 and the affiliate has assumed the obligations hereunder.

(k)	Certain Definitions. For purposes of this Severance Agreement, in addition to the capitalized terms defined elsewhere, the following capitalized terms have the meanings indicated unless the context clearly requires otherwise:

(i)	“Separation from Service” means the termination of services provided by Employee to the Employer, whether voluntarily or involuntarily, as determined by the Board in accordance with Treasury Regulation Section 1.409A-1(h), as amended from time to time; and

(ii)	“Termination Date” means the date upon which the Employee incurs a Separation from Service from the Employer.

Notwithstanding anything in this Severance Agreement to the contrary (including, without limitation, Section 1(f) above), in the event there is a Termination Without Cause of Employee’s employment with Employer, the terms and conditions set forth in that certain Combined Incentive and Non-Qualified Stock Option Agreement of even date herewith between Employee and Employer and that certain Restricted Share Award Agreement (Award under the Federal Realty Investment Trust Amended and Restated 2003 Long Term Incentive Award Program) of even date herewith between Employee and Employer shall control with respect to the vesting of the options and shares granted therein. The provisions of this paragraph specifically supersede and govern over the provisions set forth in Section 1(f) above.

2. Voluntary Resignation. If Employee is not an executive officer of Employer, Employee shall give sixty (60) days’ written notice to Employer of Employee’s resignation from employment in all capacities with Employer. If Employee is an executive officer of Employer, Employee shall give ninety (90) days’ written notice to Employer of Employee’s resignation from employment in all capacities with Employer.

3. Severance Benefits Upon Termination With Cause. Employee shall be deemed to have been terminated with Cause in the event that the employment of Employee is terminated for any of the following reasons:

(a)	failure (other than failure due to disability) to substantially perform his or her duties with Employer or an affiliate thereof; which failure remains uncured after written notice thereof and the expiration of a reasonable period of time thereafter in which Employee is diligently pursuing cure (“Failure to Perform”);

(b)	willful conduct which is demonstrably and materially injurious to Employer or an affiliate thereof, monetarily or otherwise;

(c)	breach of fiduciary duty involving personal profit; or

(d)	willful violation in the course of performing his or her duties for Employer of any law, rule or regulation (other than traffic violations or misdemeanor offenses). No act or failure to act shall be considered willful unless done or omitted to be done in bad faith and without reasonable belief that the action or omission was in the best interest of Employer.

(e)	Decision by Employer to Terminate With Cause. The decision to terminate the employment of Employee with Cause shall be made by the Board of Trustees.

(f)	Severance Payment Upon Termination with Cause. In the event of termination for Failure to Perform pursuant to Section 3(a), or termination for cause pursuant to Section 3(b), (c) or (d) above, the terms of the stock option agreements between Employer and Employee thereunder will determine the terms of the vesting of options and the exercisability of vested options.

(i)

For Cause Termination for Failure to Perform. In the event that Employee’s employment is terminated with Cause pursuant to Section 3(a) above, Employee shall receive as severance pay an amount in cash equal to one (1) month’s salary for every year of service to Employer in excess of five (5) years of service; such severance payment shall not exceed six (6) months’ pay which amount shall be paid as soon as possible and in any event within two and one-half (2 1/2) months following the end of the year in which the Termination Date occurs. The number of months for which such a payment is due shall determine the length of the for cause term (“For Cause Term”). For the purposes of this Section 3(f)(i) only, “salary” shall mean Employee’s then current annual base salary and shall not include any bonus or other compensation. Payment shall also be made for accrued, but unused, vacation time. Employee shall also receive Full Benefits (as defined above) for the For Cause Term. In the event that, following Employee’s termination for Failure to Perform, Employee becomes employed by or affiliated with, as a partner, consultant, contractor or otherwise, any entity which is substantially engaged in the business of property investment or management (“Competitor”), all payments specified in this Section 3(f)(i) shall cease upon the date Employee commences such employment or affiliation; provided, however, Employee shall continue to receive medical and dental care benefits from Employer until (i) Employee is eligible to receive medical and dental care benefits from the Competitor, or (ii) the date of expiration of Employee’s For Cause Term, whichever comes first.

(ii)	Other Cause Termination. In the event that Employee’s employment is terminated with Cause pursuant to Section 3(b), (c) or (d), Employee shall receive all base salary due and payable as of the date of Employee’s termination of employment. No payment shall be made for bonus or other compensation. Payment also will be made for accrued, but unused vacation time.

4. Severance Benefits Upon Termination Upon Disability. Employer may terminate Employee upon thirty (30) days’ prior written notice if (i) Employee’s Disability has disabled Employee from rendering service to Employer for at least a six (6) month consecutive period during the term of Employee’s employment, (ii)

Employee’s “Disability” is within the meaning of such defined term in Employer’s group long-term disability policy, and (iii) Employee is covered under such policy. In the event of Employee’s Termination Upon Disability, Employee shall be entitled to receive as severance pay each month for the year immediately following the date of termination an amount in cash equal to the difference, if any, between (i) the sum of (y) the amount of payments Employee receives or will receive during that month pursuant to the disability insurance policies maintained by Employer for Employee’s benefit and (z) the adjustment described in the next sentence and (ii) Employee’s base monthly salary on the date of termination due to Disability. The adjustment referred to in clause (z) of the preceding sentence is the amount by which any tax-exempt payments referred to in clause (y) would need to be increased if such payments were subject to tax in order to make the after-tax proceeds of such payments equal to the actual amount of such tax-exempt payments.

(a)	Benefits. Employee shall receive Full Benefits (as defined above) for one (1) year following termination due to Disability.

(b)	Stock Options. In the event that Employee’s employment is terminated due to Disability, the terms of the stock option agreements between Employer and Employee shall determine the vesting of any options held by Employee as of the date of termination due to Disability and the exercise period for any vested option.

5. Severance Benefits Upon Termination Upon Death. If Employee dies, Employee’s estate shall be entitled to receive an amount in cash equal to Employee’s then-current base salary through the last day of the month in which Employee’s death occurs plus any bonus previously awarded but unpaid and any accrued vacation pay through the last day of the month in which Employee’s death occurs. The terms of the stock option agreements between Employer and Employee shall determine the vesting of any options held by Employee as of the date of his or her death and the exercise period for any vested option.

6. Confidentiality – Employer’s Obligations. Unless Employee and Employer mutually agree on appropriate language for such purposes, in the event that Employee’s employment is Terminated Without Cause pursuant to Section 1 above, With Cause pursuant to Section 3(a) above, or Employee voluntarily resigns, Employer, except to the extent required by law, will not make or publish, without the express prior written consent of Employee, any written or oral statement concerning Employee’s work related performance or the reasons or basis for the severing of Employee’s employment relationship with Employer; provided, however, that the foregoing restriction is not applicable to information which was or became generally available to the public other than as a result of a disclosure by Employer.

7. Confidentiality – Employee’s Obligations. Employee acknowledges and reaffirms that Employee will comply with the terms of the confidentiality letter executed by Employee upon commencement of Employee’s employment with Employer.

8. Payments. In the event of Employee’s voluntary resignation, severance payments made pursuant to this Severance Agreement shall be made pro rata on a monthly basis. All other severance payments payable to Employee pursuant to the terms of this Severance Agreement may be made either as a lump sum payment or pro rata on a monthly basis, at Employee’s option.

9. Tax; Withholding; Code Section 409A. Notwithstanding anything herein to the contrary, the Employee shall be solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with this Severance Agreement (including any taxes arising under Section 409A of the Code). Employer may withhold from any benefits payable under this Severance Agreement, and pay over to the appropriate authority, all federal, state, county, city or other taxes (other than any excise tax imposed under Section 4999 of the Code or any similar tax to which the indemnity provisions of Section 6(e) of this Severance Agreement shall apply) as shall be required pursuant to any law or governmental regulation or ruling.

(a)

This Severance Agreement is intended to comply with (or be exempt from) Code Section 409A, and the Employer shall have complete discretion to interpret and construe this Severance Agreement and any associated documents in any manner that establishes an exemption from (or otherwise conforms them to) the requirements of Code Section 409A. If, for any reason including imprecision in drafting, the Severance

Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Code Section 409A, as demonstrated by consistent interpretations or other evidence of intent, the provision shall be considered ambiguous and shall be interpreted by the Employer in a fashion consistent herewith, as determined in the sole and absolute discretion of the Employer. Notwithstanding anything to the contrary contained herein, the Employer reserves the right to unilaterally amend this Severance Agreement without the consent of Employee in order to accurately reflect its correct interpretation and operation to maintain an exemption from or compliance with Code Section 409A.

(b)	Neither the Employer, nor their affiliates, nor any of their directors, agents, or employees shall have any obligation to indemnify or otherwise hold the Employee harmless from any or all of such taxes. Notwithstanding anything herein to the contrary, if the Employer determines that any amounts that become due under this Severance Agreement as a result of Employee’s termination of employment constitute “nonqualified deferred compensation” within the meaning of Section 409A, payment of such amounts shall not commence until the Employee incurs a Separation from Service. If, at the time of Employee’s Separation from Service, Employee is a “specified employee” (under Code Section 409A), any amount that the Employer determines constitutes “nonqualified deferred compensation” within the meaning of Code Section 409A that becomes payable to Employee on account of the Employee’s Separation from Service will not be paid until after the earlier of: (i) the expiration of the six (6) month period measured from the date of the Employee’s Separation from Service with the Employer; or (ii) the date of the Employee’s death (the “409A Suspension Period”). Within fourteen (14) calendar days after the end of the 409A Suspension Period, the Employee shall be paid a lump sum payment in cash equal to any payments delayed because of the preceding sentence, without interest. Thereafter, the Employee shall receive any remaining benefits as if there had not been an earlier delay. For the purposes of this Severance Agreement, each payment that is part of a series of installment payments shall be treated as a right to a series of separate payments within the meaning of Code Section 409A.

10.	Arbitration.

(a)	Any controversy, claim or dispute arising out of or relating to this Severance Agreement or the breach thereof shall be settled by arbitration in accordance with the then existing Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The parties irrevocably consent to the jurisdiction of the federal and state courts located in Maryland for this purpose. Each such arbitration proceeding shall be located in Maryland.

(b)	The arbitrator(s) may, in the course of the proceedings, order any provisional remedy or conservatory measure (including, without limitation, attachment, preliminary injunction or the deposit of specified security) that the arbitrator(s) consider to be necessary, just and equitable. The failure of a party to comply with such an interim order may, after due notice and opportunity to cure with such noncompliance, be treated by the arbitrator(s) as a default, and some or all of the claims or defenses of the defaulting party may be stricken and partial or final award entered against such party, or the arbitrator(s) may impose such lesser sanctions as the arbitrator(s) may deem appropriate. A request for interim or provisional relief by a party to a court shall not be deemed incompatible with the agreement to arbitrate or a waiver of that agreement.

(c)

The parties acknowledge that any remedy at law for breach of this Severance Agreement may be inadequate, and that, in the event of a breach by Employee of Sections 7 or 13, any remedy at law would be inadequate in that such breach would cause irreparable competitive harm to Employer. Consequently, in addition to any other relief that may be available, the arbitrator(s) also may order permanent injunctive relief, including, without limitation, specific performance, without the necessity of the prevailing party proving actual damages and without regard to the adequacy of any remedy at law.

(d)	In the event that Employee is the prevailing party in such arbitration, then Employee shall be entitled to reimbursement by Employer for all reasonable legal and other professional fees and expenses incurred by Employee in such arbitration or in enforcing the award, including reasonable attorney’s fees.

(e)	The parties agree that the results of any such arbitration proceeding shall be conclusive and binding upon them.

11. Continued Employment. This Severance Agreement shall not confer upon the Employee any right with respect to continuance of employment by Employer.

12. Mitigation. Employee shall not be required to mitigate the amount of any payment, benefit or other Employer obligation provided for in this Severance Agreement by seeking other employment or otherwise and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to Employee in any subsequent employment.

13. Restrictions on Competition; Solicitation; Hiring.

(a)	During the term of his or her employment by or with Employer, and for one (1) year from the date of the termination of Employee’s employment with Employer (the “Post Termination Period”), Employee shall not, without the prior written consent of Employer, for himself or herself or on behalf of or in conjunction with any other person, persons, company, firm, partnership, corporation, business, group or other entity (each, a “Person”), work on or participate in the acquisition, leasing, financing, pre-development or development of any project or property which was considered and actively pursued by Employer or its affiliates for acquisition, leasing, financing, pre-development or development within one year prior to the date of termination of Employee’s employment.

(b)	During the term of his or her employment by or with Employer, and thereafter during the Post Termination Period, Employee shall not, for any reason whatsoever, directly or indirectly, for himself or herself or on behalf of or in conjunction with any other Person:

(i)	so that Employer may maintain an uninterrupted workforce, solicit and/or hire any Person who is at the time of termination of employment, or has been within six (6) months prior to the time of termination of Employee’s employment, an employee of Employer or its affiliates, for the purpose or with the intent of enticing such employee away from or out of the employ of Employer or its affiliates, provided that Employee shall be permitted to call upon and hire any member of the Employee’s immediate family;

(ii)	in order to protect the confidential information and proprietary rights of Employer, solicit, induce or attempt to induce any Person who or that is, at the time of termination of Employee’s employment, or has been within six (6) months prior to the time of termination of Employee’s employment, an actual customer, client, business partner, property owner, developer or tenant or a prospective customer, client, business partner, property owner, developer or tenant (i.e. , a customer, client, business partner, property owner, developer or tenant who is party to a written proposal or letter of intent with Employer, in each case written less than six (6) months prior to termination of Employee’s employment) of Employer, for the purpose or with the intent of (A) inducing or attempting to induce such Person to cease doing business with Employer or its affiliates, or (B) in any way interfering with the relationship between such Person and Employer or its affiliates; or

(iii)	solicit, induce or attempt to induce any Person who is or that is, at the time of termination of Employee’s employment, or has been within six (6) months prior to the time of termination of Employee’s employment, a tenant, supplier, licensee or consultant of, or provider of goods or services to Employer or its affiliates, for the purpose or with the intent of (A) inducing or attempting to induce such Person to cease doing business with Employer or its affiliates or (B) in any way interfering with the relationship between such Person and Employer or its affiliates.

(c)	Because of the difficulty of measuring economic losses to Employer as a result of a breach of the foregoing covenants, and because of the immediate and irreparable damage that could be caused to Employer for which it would have no other adequate remedy, Employee agrees that the foregoing covenants, in addition to and not in limitation of any other rights, remedies or damages available to Employer at law, in equity or under this Severance Agreement, may be enforced by Employer in the event of the breach or threatened breach by Employee, by injunctions and/or restraining orders. If Employer is involved in court or other legal proceedings to enforce the covenants contained in this Section 13, then in the event Employer prevails in such proceedings, Employee shall be liable for the payment of reasonable attorneys’ fees, costs and ancillary expenses incurred by Employer in enforcing its rights hereunder.

(d)	It is agreed by the parties that the covenants contained in this Section 13 impose a fair and reasonable restraint on Employee in light of the activities and business of Employer on the date of the execution of this Severance Agreement and the current plans of Employer; but it is also the intent of Employer and Employee that such covenants be construed and enforced in accordance with the changing activities, business and locations of Employer and its affiliates throughout the term of these covenants.

(e)	It is further agreed by the parties hereto that, in the event that Employee shall cease to be employed hereunder, and enters into a business or pursues other activities that, at such time, are not in competition with Employer or its affiliates or with any business or activity which Employer or its affiliates contemplated pursuing, as of the date of termination of Employee’s employment, within twelve (12) months from such date of termination, or similar activities or business in locations the operation of which, under such circumstances, does not violate this Section 13 or any of Employee’s obligations under this Section 13, Employee shall not be chargeable with a violation of this Section 13 if Employer or its affiliates subsequently enter the same (or a similar) competitive business, course of activities or location, as applicable.

(f)	The covenants in this Section 13 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth herein are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent that such court deems reasonable, and the Severance Agreement shall thereby be reformed to reflect the same.

(g)	All of the covenants in this Section 13 shall be construed as an agreement independent of any other provision in this Severance Agreement, and the existence of any claim or cause of action of Employee against Employer whether predicated on this Severance Agreement or otherwise shall not constitute a defense to the enforcement by Employer of such covenants. It is specifically agreed that the Post Termination Period, during which the agreements and covenants of Employee made in this Section 13 shall be effective, shall be computed by excluding from such computation any time during which Employee is in violation of any provision of this Section 13.

(h)	Notwithstanding any of the foregoing, if any applicable law, judicial ruling or order shall reduce the time period during which Employee shall be prohibited from engaging in any competitive activity described in Section 13 hereof, the period of time for which Employee shall be prohibited pursuant to Section 13 hereof shall be the maximum time permitted by law.

14. No Assignment. Neither this Severance Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either Employer or Employee without the prior written consent of the other party; provided, however, that this provision shall not preclude Employee from designating one or more beneficiaries to receive any amount that may be payable after Employee’s death and shall not preclude Employee’s executor or administrator from assigning any right hereunder to the person or persons entitled thereto; provided, further, that in connection with a voluntary transfer, the Employer may assign this Severance Agreement (and its rights, remedies, obligations, and liabilities) to an affiliate of the Employer without the consent of the Employee in connection with a spin off of such affiliate (whether by a transfer of shares of beneficial ownership, assets, or other substantially similar transaction) to all or substantially all of the shareholders of the Employer (a “Spin-off”) and, upon such assignment, the affiliate shall be deemed the Employer for all purposes of this Severance Agreement. This Severance Agreement shall not be terminated either by the voluntary or involuntary dissolution or the winding up of the affairs of Employer, or by any merger or consolidation wherein Employer is not the surviving entity, or by any transfer of all or substantially all of Employer’s assets on a consolidated basis. In the event of any such merger, consolidation or transfer of assets, the provisions of this Severance Agreement shall be binding upon and shall inure to the benefit of the surviving entity or to the entity to which such assets shall be transferred.

15. Amendment. This Severance Agreement may be terminated, amended, modified or supplemented only by a written instrument executed by Employee and Employer.

16. Waiver. Either party hereto may by written notice to the other: (i) extend the time for performance of any of the obligations or other actions of the other party under this Severance Agreement; (ii) waive compliance with any of the conditions or covenants of the other party contained in this Severance Agreement; (iii) waive or modify performance of any of the obligations of the other party under this Severance Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Severance Agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Severance Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach. No failure by either party to exercise any right or privilege hereunder shall be deemed a waiver of such party’s rights to exercise the same any subsequent time or times hereunder.

17. Severability. In case any one or more of the provisions of this Severance Agreement shall, for any reason, be held or found by determination of the arbitrator(s) pursuant to an arbitration held in accordance with Section 11 above to be invalid, illegal or unenforceable in any respect (i) such invalidity, illegality or unenforceability shall not affect any other provisions of this Severance Agreement, (ii) this Severance Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and (iii) if the effect of a holding or finding that any such provision is either invalid, illegal or unenforceable is to modify to Employee’s detriment, reduce or eliminate any compensation, reimbursement, payment, allowance or other benefit to Employee intended by Employer and Employee in entering into this Severance Agreement, Employer shall promptly negotiate and enter into an agreement with Employee containing alternative provisions (reasonably acceptable to Employee), that will restore to Employee (to the extent legally permissible) substantially the same economic, substantive and income tax benefits Employee would have enjoyed had any such provision of this Severance Agreement been upheld as legal, valid and enforceable. Failure to insist upon strict compliance with any provision of this Severance Agreement shall not be deemed a waiver of such provision or of any other provision of this Severance Agreement.

18. Governing Law. This Severance Agreement has been executed and delivered in the State of Maryland and its validity, interpretation, performance and enforcement shall be governed by the laws of said State; provided, however, that any arbitration under Section 10 hereof shall be conducted in accordance with the Federal Arbitration Act as then in force.

19. No Attachment. Except as required by law, no right to receive payments under this Severance Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or the execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

20. Source of Payments. All payments provided under this Severance Agreement shall be paid in cash from the general funds of Employer, and no special or separate fund shall be established and no other segregation of assets shall be made to assure payment.

21. Headings. The section and other headings contained in this Severance Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Severance Agreement.

22. Notices. Any notice required or permitted to be given under this Severance Agreement shall be in writing and shall be deemed to have been given when delivered in person or when deposited in the U.S. mail, registered or certified, postage prepaid, and mailed to Employee’s addresses set forth herein and the business address of Employer, unless a party changes its address for receiving notices by giving notice in accordance with this Section, in which case, to the address specified in such notice.

23. Counterparts. This Severance Agreement may be executed in multiple counterparts with the same effect as if each of the signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

24. Entire Agreement. Except as may otherwise be provided herein, this Severance Agreement supersedes any and all prior written agreements existing between Employer and Employee with regard to the subject matter hereof. Notwithstanding the foregoing, nothing herein is intended to or does modify or alter in any way the rights or benefits of Employee as set forth in that certain Change in Control Agreement dated as of February 12, 2007 in the event of a termination of Employee’s employment with Employer under the circumstances described in such agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Severance Agreement to be effective as of the day and year indicated above.

/s/ Andrew P. Blocher
Andrew P. Blocher

Employee’s Permanent Address:

2319 Gerken Avenue Vienna, VA 22181

FEDERAL REALTY INVESTMENT TRUST

By:	/s/ Dawn M. Becker
Dawn M. Becker Executive Vice President-General Counsel and Secretary

1626 East Jefferson Street Rockville, Maryland 20852